UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


I.    General Identifying Information     ARK FUNDS

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [X]   Merger

      [  ]  Liquidation

      [  ]  Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

      [  ]  Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.    Name of fund: ARK Funds

3.    Securities and Exchange Commission File No.:  811-07310

4.    Is this an initial Form N-8F or an amendment to a previously filed
Form N-8F?

      [ x ] Initial Application           [  ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
      25 South Charles Street, Baltimore, MD 21201

6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
            Diane Palmer                        Thomas R. Rus
            ReedSmith LLP                       MTB Investment Advisors, Inc.
            Federated Investors Tower           100 East Pratt Street
            1001 Liberty Avenue                 17th Floor
            12th Floor                          Baltimore MD 21202
            Pittsburgh  PA 15222
            412-288-6812

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
      Requests for records can be made to Thomas R. Rus, Fund Secretary, MTB Investment Advisors, Inc., 100 East Pratt Street, 17th Floor, Baltimore, Maryland, 21202. The Registrant maintains the records required by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 inclusive thereunder at its principal office located at 25 South Charles Street, Baltimore, MD 21201, as noted in its Registration Statement. Certain records, including records relating to the Registrant's shareholders, may be maintained pursuant to Rule 31a-3 at the offices of the Registrant's investment adviser, Allied Investment Advisors, Inc. (now renamed MTB Investment Advisors, Inc.), located at 100 E. Pratt Street, Baltimore, MD 21202; its sub-advisers, AIB Investment Managers Limited, located at AIB Investment House, Percy Place, Dublin 4, Ireland and Govett Investment Managers Limited, located at Shackleton House, 4 Battle Bridge Lane, London SE1 HR, England; and its transfer agent, Allfirst Trust Company, N.A., located at 25 South Charles Street, Baltimore, MD 21201. Certain records relating to the physical possession of the Registrant's securities may be maintained at the offices of the Registrant's custodian, Allfirst Trust Company, N.A., located at 25 S. Charles Street, Baltimore, MD 21201. On June 13, 2003, Allfirst Trust Company, N.A. merged into Manufacturers & Traders Trust Company, ("M&T Bank").
      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [x]   Management company;

      [  ]  Unit investment trust; or

      [  ]  Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

      [x]   Open-end                [  ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Allied Investment Advisors, Inc.
      (now renamed MTB Investment
       Advisors, Inc.)
      (Advisor)
      100 E. Pratt Street , 17th Floor
      Baltimore MD 21202

      AIB Investment Managers Limited
      (Subadvisor)
      AIB Investment House
      Percy Place
      Dublin 4, Ireland

      Govett Investment Managers Limited
      (Subadvisor)
      Shackleton House
      4 Battle Bridge Lane
      London, SE1 HR, England

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      Ark Funds Distributors, Inc.              SEI Investment Co.
      Two Portland Square                       One Freedom Valley Drive
      Portland ME 04101                   Oaks PA 19456

13.   If the fund is a unit investment trust ("UIT") provide:  N/A

      (a)   Depositor's name(s) and address(es):

      (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

            [  ]  Yes         [ X ] No

      If Yes, for each UIT state:

            Name(s):

            File No.:  811-_______

            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the board vote took place: March 27,
      2003

      If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes         [  ]  No

      If Yes, state the date on which the shareholder vote took place:
      August 14, 2003
      If No, explain:

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

            [X]   Yes         [  ]  No

(a)   If Yes, list the date(s) on which the fund made those
                  distributions:
            Prior to the closing date of the reorganization each portfolio of the Ark Funds (see Exhibit "A") distributed substantially all of its net income and capital gains to shareholders of record in accordance with an Agreement and Plan of Reorganization identified in the response to Item 26(b). Those distributions are listed on Exhibit "B". All distributions would be reinvested in shares of the corresponding portfolio unless the shareholder previously elected to receive distributions in cash.

      (b)   Were the distributions made on the basis of net assets?

            [X]   Yes         [  ]  No

      (c)   Were the distributions made pro rata based on share ownership?

            [X]   Yes         [  ]  No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only: N/A
            Were any distributions to shareholder made in kind?

            [  ]  Yes         [  ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.   Closed-end funds only:   N/A
      Has the fund issued senior securities?

      [  ]        Yes         [  ]  No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

      [X]         Yes         [  ]  No

      Shareholders of each acquired portfolio of Ark Funds received shares of an acquiring portfolio of Vision Group of Funds (see Item 26) in exchange for all the assets and liabilities of the acquired portfolio. Shares of the acquiring portfolio were distributed pro rata to shareholders of the acquired portfolio.

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]        Yes         [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [  ]        Yes         [X]   No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

               [  ]  Yes      [  ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]        Yes         [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
Liquidation:

            None of the expenses of the reorganization were borne by the Funds, but were borne by M&T Bank; see sections 4.1(o) and 4.2(m) of the Reorganization Agreement (Exhibit "C").

            (i)   Legal expenses:  N/A

            (ii)  Accounting expenses: N/A

            (iii) Other expenses (list and identify separately): N/A

            (iv)  Total expenses (sum of lines (i)-(iii) above): N/A

      (b)   How were those expenses allocated? N/A

      (c)   Who paid those expenses? See above.

      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]        Yes         [ X ] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes               [ X ] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes               [ X ] No

      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger:  MTB Group of
            Funds (formerly Vision Group of Funds).
      (b)   State the Investment Company Act file number of the fund
            surviving the Merger:  811-05514

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Form N-14 file nos. 333-105310 / 811-05514, filed 05/16/2003, and amended 05/23/2003,
            06/13/2003 (pre-effective no.2), and 09/05/2003
            (post-effective amendment no. 1).

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


VERIFICATION

      The undersigned stated that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of ARK Funds, (ii) he is the Secretary of ARK Funds and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                    (Signature)

                                    /s/ Thomas R. Rus
                                    Thomas R. Rus

Dated: September 26, 2003




Exhibit "A"



ARK FUNDS
Money Market Portfolios
1.    U.S. Treasury Money Market Portfolio
2.    U.S. Government Money Market Portfolio
3.    Money Market Portfolio
4.    Pennsylvania Tax-Free Money Market Portfolio
5.    Tax-Free Money Market Portfolio
6.    U.S. Government Cash Management Portfolio
7.    U.S. Treasury Cash Management Portfolio
8.    Prime Cash Management Portfolio
9.    Tax-Free Cash Management Portfolio

Bond Portfolios
1.    Short-Term Treasury Portfolio
2.    Short-Term Bond Portfolio
3.    Maryland Tax-Free Portfolio
4.    Pennsylvania Tax-Free Portfolio
5.    Intermediate Fixed Income Portfolio
6.    U.S. Government Bond Portfolio
7.    Income Portfolio
8.    Balanced Portfolio

Equity Portfolios
1.    Equity Income Portfolio
2.    Value Equity Portfolio
3.    Equity Index Portfolio
4.    Blue Chip Equity Portfolio
5.    Capital Growth Portfolio
6.    Mid-Cap Equity Portfolio
7.    Small-Cap Equity Portfolio
8.    International Equity Portfolio
9.    Emerging Markets Equity Portfolio

Social Portfolios
1.    Social Issues Intermediate Fixed Income Portfolio
2.    Social Issues Blue Chip Equity Portfolio
3.    Social Issues Capital Growth Portfolio
4.    Social Issues Small-Cap Equity Portfolio

Exhibit "B"

Forum Accounting Services, LLC
Notice of Capital Gain Distributions
August 12, 2003

RE:  ARK Funds

Please be advised that the following Funds have declared Capital Gains on 08/12/03, to shareholders of record as of 08/11/03. Transfer Agency payable date is 08/12/03. Fund Accounting payable date is 08/13/03. Reinvestments would be made at the respective Fund's 08/12/03 closing NAV.



-------------------------------------------------------------------------------------
Name                  Class  TA #  CUSIP     Ticker  Short     Long    Long- Total
                                                     Term      Term    long  LT/LLT
                                                                       Term
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Short-Term Treasury   A      780   040711723 ASTTX   0.000570  0.046560-     0.046560
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Short-Term Treasury   Instit 779   040711715 ASTIX   0.000570  0.046560-     0.046560
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
US Government Bond    A      456   040711467 AUSRX   0.007470  -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
US Government Bond    Instit 438   040711475 MVIGX   0.007470  -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Blue Chip Equity      A      782   040711699 ARBCX   -         -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Blue Chip Equity      B      445   040711426 ABEBX   -         -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Blue Chip Equity      Instit 781   040711681 ARBIX   -         -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
International Equity  A      471   040711491 AISRX   -         -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
International Equity  Instit 457   040711517 MVIEX   -         -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Emerging Mkts Equity  A      1884  040711186 GIEMX   -         -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Social Issues         Instit 1973  040711145 ASIIX   -         -       -     -
Capital Growth
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Social Issues         Instit 1971  040711137 ASISX   -         -       -     -
Small-Cap Equity
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Social Issues Blue    Instit 1972  040711152 ASBIX   -         -       -     -
Chip Equity
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
US Treasury Money     A      778   040711830 AKRXX   -         -       -     -
Mkt Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
US Treasury Money     Instit 765   040711707 AKTXX   -         -       -     -
Mkt Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
US Treasury Money     Instit 766   040711780 ARMXX   -         -       -     -
Mkt Portfolio         II
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Money Market          A      768   040711863 ARKXX   -         -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Money Market          B      441   040711459 ARBXX   -         -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Money Market          Instit 767   040711400 AKMXX   -         -       -     -
Portfolio
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Money Market          Instit 769   040711764 AKIXX   -         -       -     -
Portfolio             II
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
US Treasury Cash      Corp   1893  040711251         -         -       -     -
Management            II
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
US Treasury Cash      Corp   1897  040711269         -         -       -     -
Management            III
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
US Government Cash    Corp   1894  040711285         -         -       -     -
Management            II
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
US Government Cash    Corp   1898  040711293         -         -       -     -
Management            III
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Prime Cash Management Corp   1891  040711319         -         -       -     -
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Prime Cash Management Corp   1895  040711327         -         -       -     -
                      II
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Prime Cash Management Corp   1899  040711335         -         -       -     -
                      III
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
Tax-Free Cash         Corp   1900  040711368         -         -       -     -
Management            III
-------------------------------------------------------------------------------------


Exhibit "B"
Forum Accounting Services
Notice of Net Investment Income
August 12, 2003
To:  Recipients of the daily prices for the ARK Funds:

Please be advised that the following funds have declared Net Investment Income on 08/12/03, to shareholders of record as of 08/11/03. Transfer Agency payable date is 08/12/03. Fund Accounting payable date is 08/13/03. Reinvestments will be made at the respective Fund's closing NAV for 08/12/03.


----------------------------------------------------------------------------
Name                   Class   TA #      CUSIP      Ticker     NII
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Short-Term Treasury    A       780       040711723  ASTTX      -
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Short-Term Treasury    Instit  779       040711715  ASTIX      -
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Government Bond     A       456       040711467  AUSRX      -
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Government Bond     Instit  438       040711475  MVIGX      -
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Blue Chip Equity       A       782       040711699  ARBCX      0.011040
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Blue Chip Equity       B       445       040711426  ABEBX      -
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Blue Chip Equity       Instit  781       040711681  ARBIX      0.019830
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
International Equity   A       471       040711491  AISRX      -
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
International Equity   Instit  457       040711517  MVIEX      0.018830
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Emerging Mkts Equity   A       1884      040711186  GIEMX      0.038950
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Social Issues Capital  Instit  1973      040711145  ASIIX      -
Growth
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Social Issues          Instit  1971      040711137  ASISX      -
Small-Cap Equity
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Social Issues Blue     Instit  1972      040711152  ASBIX      0.009370
Chip Equity
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Treasury Money Mkt  A       778       040711830  AKRXX      -
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Treasury Money Mkt  Instit  765       040711707  AKTXX      -
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Treasury Money Mkt  Instit  766       040711780  ARMXX      -
Portfolio              II
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Money Market Portfolio A       768       040711863  ARKXX      -
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Money Market Portfolio B       441       040711459  ARBXX      -
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Money Market Portfolio Instit  767       040711400  AKMXX      -
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Money Market Portfolio Instit  769       040711764  AKIXX      -
                       II
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Treasury Cash       Corp II 1893      040711251             -
Management
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Treasury Cash       Corp    1897      040711269             -
Management             III
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Government Cash     Corp II 1894      040711285             -
Management
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Government Cash     Corp    1898      040711293             -
Management             III
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Prime Cash Management  Corp    1891      040711319             -
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Prime Cash Management  Corp II 1895      040711327             -
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Prime Cash Management  Corp    1899      040711335             -
                       III
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Tax-Free Cash          Corp    1900      040711368             -
Management             III
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Government Money    A       856       040711848  AGAXX      -
Mkt Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Government Money    Instit  763       040711608  AKGXX      -
Mkt Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
US Government Money    Instit  764       040711772  AIIXX      -
Mkt Portfolio          II
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Tax-Free Money Mkt     A       761       040711855  ATFXX      -
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Tax-Free Money Mkt     Instit  760       040711509  AKXXX      -
Portfolio
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Tax-Free Money Mkt     Instit  762       040711756  AFIXX      -
Portfolio              II
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Pennsylvania Tax-Free  Instit  1886      040711236  ARPXX      -
Money Mkt
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Pennsylvania Tax-Free  Instit  1888      040711228  ARAXX      -
Money Mkt              II
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Social Issues          Instit  1970      040711160  ASFIX      -
Intermediate Fixed
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Value Equity Portfolio A       859       040711525  AVERX      0.010470
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Value Equity Portfolio B       447       040711418  AVEBX      -
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Value Equity Portfolio Instit  596       040711533  MVEFX      0.017200
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Intermediate Fixed     Instit  792       040711640  ARIFX      -
Income Portfolio
----------------------------------------------------------------------------






Exhibit "C"


Exhibit (4) under Form N-14

AGREEMENT AND PLAN OF REORGANIZATION


     AGREEMENT AND PLAN OF REORGANIZATION dated June 16, 2003 (the "Agreement"), by and between VISION Group of Funds, a Delaware statutory trust (the "VISION Trust"), on behalf of its portfolios listed on Annex A and identified as an "Acquiring Fund" and, together, the "Acquiring Funds", and on behalf of its portfolios listed on Annex A and identified as an "Acquired VISION Fund" and, together, the "Acquired VISION Funds"; and ARK Funds, a Massachusetts business trust (the "ARK Trust"), on behalf of its portfolios listed on Annex A and identified as an "Acquired ARK Fund" and, together, the "Acquired ARK Funds".

     This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368 of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganizations (each a "Reorganization") will consist of: (i) the transfer of all of the assets of each Acquired VISION Fund and each Acquired ARK Fund (each an "Acquired Fund" and, together, the "Acquired Funds") in exchange for, as applicable, Class A Shares, Class B Shares, Class C Shares, Institutional I Shares or Institutional II Shares of beneficial interest of the corresponding Acquiring Fund ("Acquiring Fund Shares") as set forth on Schedule A attached hereto; (ii) the assumption by each Acquiring Fund of the liabilities of each corresponding Acquired Fund; and
(iii) the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

     WHEREAS, each Acquiring Fund and each Acquired VISION Fund is a separate series of the VISION Trust and each Acquired ARK Fund is a separate series of the ARK Trust; the VISION Trust and the ARK Trust are each a registered open-end management investment company; and each Acquired Fund owns securities in which its corresponding Acquiring Fund is permitted to invest;

     WHEREAS, each Acquiring Fund and each Acquired Fund is authorized to issue its shares of beneficial interest;

     WHEREAS, the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of the VISION Trust has determined that the exchange of all of the assets of each Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and the Acquired VISION Fund shareholders and that the interests of the existing shareholders of each Acquiring Fund and each Acquired VISION Fund would not be diluted as a result of this transaction; and

     WHEREAS, the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined under the 1940 Act), of the ARK Trust has determined that the exchange of all of the assets of each Acquired ARK Fund for Acquiring Fund Shares is in the best interests of the Acquired ARK Fund shareholders and that the interests of the existing shareholders of the Acquired ARK Funds would not be diluted as a result of this transaction;

     NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUNDS IN EXCHANGE FOR ACQUIRING FUND SHARES AND THE ASSUMPTION OF ACQUIRED FUNDS' LIABILITIES; LIQUIDATION OF THE ACQUIRED FUNDS

     1.1 Subject to the terms and conditions contained herein, each Acquired Fund agrees to assign, transfer and convey to the corresponding Acquiring Fund all of the assets of the Acquired Fund, including all securities and cash, and each Acquiring Fund agrees in exchange therefor (i) to deliver to the corresponding Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3 and
(ii) to assume all of the liabilities of the corresponding Acquired Fund, as set forth in paragraph 1.2. Such transactions shall take place at the Closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph
3.1. In lieu of delivering certificates for the Acquiring Fund Shares, each Acquiring Fund shall credit the Acquiring Fund Shares to the corresponding Acquired Fund's account on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the corresponding Acquired Fund.

     1.2 Each Acquired Fund will endeavor to discharge all of its liabilities and obligations prior to the Closing Date. Notwithstanding the foregoing, any liabilities not so discharged shall be assumed by the corresponding Acquiring Fund, which assumed liabilities shall include all of such Acquired Fund's liabilities, debts, obligations, and duties of whichever kind or nature, whether absolute, accrued, contingent, or otherwise, whether or not determinable at the Closing Date, and whether or not specifically referred to in this Agreement.

     1.3 Delivery of the assets of each Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company, the VISION Trust's custodian (the "Custodian"), for the account of the corresponding Acquiring Fund, together with proper instructions and all necessary documents to transfer such assets to the account of such Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims. All cash delivered shall be in the form of currency and immediately available funds payable to the order of the Custodian for the account of the applicable Acquiring Fund.

     1.4 Each Acquired Fund will pay or cause to be paid to the corresponding Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to such Acquiring Fund hereunder. Each Acquired Fund will transfer to the corresponding Acquiring Fund any distributions, rights or other assets received by such Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the applicable Acquiring Fund on the Closing Date and shall not be separately valued.

     1.5 As soon after the Closing Date as is conveniently practicable, each Acquired Fund will liquidate and distribute pro rata to such Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by such Acquired Fund pursuant to paragraph 1.1. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of such Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Acquired Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with Section 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange. After the Closing Date, the Acquired Fund shall not conduct any business except in connection with its termination.

     1.6 Ownership of Acquiring Fund Shares will be shown on the books of each Acquiring Fund's transfer agent. Shares of each Acquiring Fund will be issued in the manner described in such Acquiring Fund's current prospectus and statement of additional information.

     1.7 Any transfer taxes payable upon issuance of Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

     1.8 Any reporting responsibility of each Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates, with respect to liquidation and termination of the Acquired Fund, on which the Acquired Fund is liquidated and terminated.

2.    VALUATION

     2.1 The  value of an  Acquired  Fund's  net  assets to be  acquired  by its corresponding Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern time) on the Closing Date except for ARK money market funds which shall use 5:00 p.m. Eastern time (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in such Acquired Fund's then-current prospectus or statement of additional information. Each Acquiring Fund and Acquired Fund agrees to use all commercially reasonable efforts to resolve any material differences between the prices of portfolio securities determined in accordance with the pricing policies and procedures of an Acquiring Fund and those determined in accordance with the pricing policies and procedures of its corresponding Acquired Fund. Where a pricing difference results from a difference in pricing methodology, the parties will eliminate such difference by using the Acquiring Fund's methodology in valuing the Acquired Fund's assets.

     2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Valuation Date, using the valuation procedures set forth in such Acquiring Fund's then-current prospectus or statement of additional information.

     2.3 The number of Acquiring Fund Shares (including fractional shares, if any to be rounded to the third decimal place) to be issued by each Acquiring Fund in exchange for the corresponding Acquired Fund's net assets shall be determined as follows, using the same valuation procedures referred to in paragraph 2.1 (when valuing net assets of an Acquired Fund) and paragraph 2.2 (when valuing net assets of an Acquiring Fund): (i) for each Reorganization designated as an "(F)" Reorganization on Annex A, the number of Acquiring Fund Shares of each class shall equal the number of full and fractional Acquired Fund Shares of the corresponding class set forth on Annex A outstanding on the Closing Date, so that the net asset value per share of each class of the Acquired Fund becomes the net asset value per share of each class of the Acquiring Fund; and (ii) for each Reorganization designated as a "(C)" Reorganization on Annex A, the number of Acquiring Fund Shares to be issued shall be determined by dividing the aggregate net asset value of each class of the Acquired Fund Shares by the net asset value per share of the corresponding class of the Acquiring Fund Shares.

     2.4 All computations of value shall be made in accordance with the regular practices of each Acquiring Fund.

3.    CLOSING AND CLOSING DATES

     3.1 The Closing shall occur in two steps. There will be a closing on or about August 15, 2003 for the Reorganizations identified in Annex A hereto as closing on such date, and a separate closing on or about August 22, 2003 for the Reorganizations identified in Annex A as closing that date, or such later date(s) as the parties may mutually agree (collectively, the "Closing Date"). All acts taking place at the Closing Date shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 5:00 p.m. (Eastern time) at the offices of Federated Services Company, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.

     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of an Acquiring Fund or an Acquired Fund shall be closed to trading or trading thereon shall be restricted; (b) or trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of an Acquiring Fund or an Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

     3.3 Allfirst Trust Company, N.A., as transfer agent for each of the Acquired ARK Funds, and Federated Services Company, as transfer agent for each of the Acquired VISION Funds, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the respective Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. Each Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the corresponding Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.    REPRESENTATIONS AND WARRANTIES

     4.1 The VISION Trust, on behalf of itself and each Acquired VISION Fund, and the ARK Trust, on behalf of itself and each Acquired ARK Fund (the VISION Trust and the ARK Trust each referred to in this paragraph 4.1 as the "Selling Trusts"), respectively, represents and warrants to the VISION Trust, on behalf of each respective Acquiring Fund, as follows:

     (a) Selling Trust is a business or statutory trust duly organized, validly existing and in good standing under the laws of the State of its organization and has the power to own all of its properties and assets and to carry out this Agreement.

     (b) Selling Trust is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

     (c) Selling Trust is not, and the execution, delivery and performance of this Agreement will not result, in material violation of its trust instruments ("Trust Instruments") or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which an Acquired Fund is a party or by which it is bound or result in the acceleration of any obligation, or the imposition of any penalty, under any agreement, judgment or decree to which the Acquired Fund is a party or by which it is bound.

     (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.

     (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

     (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (g) The statements of assets and liabilities, including portfolios of investments, of the Acquired Fund at April 30, 2002 and 2001, and the related statements of operations, statements of changes in net assets and financial highlights for the years then ended, have been audited by Ernst & Young LLP (with respect to the Acquired VISION Fund), and KPMG LLP (with respect to the Acquired ARK Fund), independent accountants. Such audited statements, together with the unaudited statement of assets and liabilities, including portfolios of investments, of the Acquired Fund at October 31, 2002, and the related statement of operations, statement of changes in net assets and financial highlights for the six months then ended, have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.

     (h) Since October 31, 2002, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.

     (i) At the Closing Date, all Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed, and all Federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.

     (j) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

     (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.

     (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.

     (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Trustees of the Acquired Fund, and this Agreement will constitute the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

     (n) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material factor or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

     (o) Manufacturers and Traders Trust Company ("M&T Bank") has agreed to assume (either on its own or jointly with parties other than the VISION Trust or the ARK Trust) the expenses of the Reorganization, including accountants' fees, legal fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquiring Fund's shareholders and the costs of holding the Special Meeting of Shareholders. Registration fees will be borne by the VISION Trust on an as-incurred basis.

     (p) No governmental consents, approvals, authorizations or filings are required under the 1933 Act, 1934 Act, or the 1940 Act for the execution or performance of this Agreement by the VISION Trust, on behalf of each Acquired VISION Fund, or the ARK Trust, on behalf of each Acquired ARK Fund except for
(a) the filing with the SEC of the Registration Statement and (b) such consents, approvals, authorizations, and filings as have been made or received or as may be required subsequent to the Closing.

     4.2 The VISION Trust, on behalf of each Acquiring Fund, represents and warrants to the ARK Trust, on behalf of each Acquired ARK Fund, and the VISION Trust, with respect to each Acquired VISION Fund, as follows:

     (a) The VISION Trust is a statutory trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to carry on its business as it is now being conducted and to carry out this Agreement. Each Acquiring Fund is a duly established and designated series of the VISION Trust. At the Closing Date, each Acquiring Fund identified as a "shell" portfolio in Section II or Section III of Annex A shall have no shares or other securities outstanding.

     (b) The VISION Trust is registered under the 1940 Act as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

     (c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (d) The VISION Trust is not, and the execution, delivery and performance of this Agreement will not, result in material violation of its Trust Instruments or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound or result in the acceleration of any obligation, or the imposition of any penalty under any agreement, judgment or decree to which the Acquiring Fund is a party or by which it is bound.

     (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

     (f) The statements of assets and liabilities, including portfolios of investments, of the Acquiring Fund at April 30, 2002 and 2001, and the related statements of operations, statements of changes in net assets and financial highlights for the years then ended, have been audited by Ernst & Young LLP, independent auditors. Such audited statements, together with the unaudited statement of assets and liabilities, including portfolios of investments, of the Acquiring Fund at October 31, 2002, and the related statements of operations, statements of changes in net assets and financial highlights for the six months then ended, have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such date and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein.

     (g) Since October 31, 2002, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.

     (h) At the Closing Date, all Federal and other tax returns and reports of the Acquiring Fund required by law then to be filed shall have been filed, and all Federal and other taxes shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof.

     (i) For each fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company. Each Acquiring Fund listed in Parts I and II of
Annex A, will meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for its initial fiscal year.

     (j) All Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other right to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

     (k) The execution, delivery and performance of this Agreement has been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the VISION Trust's Trustees, and this Agreement will constitute the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).

     (l) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

     (m) M & T Bank has agreed to assume (either on its own or jointly with parties other than the VISION Trust or the ARK Trust) the expenses of the Reorganization including accountants' fees, legal fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund's shareholders and the costs of holding the Special Meeting of Shareholders. Registration fees will be borne by the VISION Trust on an as-incurred basis.

     (n) No consideration other than Acquiring Fund Shares (and Acquiring Fund's assumption of liabilities) will be issued in exchange for the assets of the Acquired Fund in the Reorganization.

     (o) No governmental consents, approvals, authorizations or filings are required under the Securities Act of (the "1933 Act"), the Securities Exchange Act of 1934 (the "1934 Act"), or the 1940 Act for the execution or performance of this Agreement by the VISION Trust, on behalf of each Acquiring Fund, except for (a) the filing with the SEC of the Registration Statement and (b) such consents, approvals, authorizations, and filings as have been made or received or as may be required subsequent to the Closing.

5.    COVENANTS OF EACH ACQUIRING FUND AND EACH ACQUIRED FUND

     5.1 Each Acquiring Fund and each Acquired Fund will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

     5.2 The ARK Trust will call a meeting of the Acquired ARK Fund shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein. The VISION Trust will call a meeting of the Acquired VISION Fund shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated therein.

     5.3 Subject to the provisions of this Agreement, each Acquiring Fund and the corresponding Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, each Acquired Fund shall furnish the corresponding Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of such Acquired Fund for Federal income tax purposes which will be carried over to the corresponding Acquiring Fund as a result of
Section 381 of the Code and which will be certified by such Acquired Fund's President and its Treasurer.

     5.5 Each Acquired Fund will provide the corresponding Acquiring Fund with information reasonably necessary for the preparation of a Prospectus/Proxy Statement, referred to in paragraph 4.1(n), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange act of 1934, as amended, and the 1940 Act in connection with the meetings of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

     5.6 Each Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

     5.7 On or before the Valuation Date, each Acquired Fund which is to be acquired in a "(C)" Reorganization shall have declared and paid a dividend or dividends, with a record date and ex-dividend date on or before the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income (computed without regard to any deduction for dividends paid), if any, for the taxable periods or years ended on or before April 30, 2003 and for the period from said date to and including the Closing Date and all of its net capital gain realized (after reduction for any capital loss carry forward) if any, plus the excess of its interest income, if any, excludible from gross income under
Section 103(a) of the Code over its deductions disallowed under Sections 265 and 171(a)(2) of the Code in taxable periods or years ended on or before April 30, 2003 and in the period from said date to and including the Closing Date.

6.    CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH ACQUIRING FUND.

     The obligations of each Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the corresponding Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     6.1 All representations and warranties of such Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     6.2 Each Acquired Fund shall have delivered to the corresponding Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Acquired Fund.

     6.3 Each Acquired Fund shall have delivered to the corresponding Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.

     6.4 The VISION Trust shall have received on the Closing Date an opinion of Kirkpatrick & Lockhart LLP, counsel to the ARK Trust, covering each Acquired ARK Fund, dated as of the Closing Date, in a form reasonably satisfactory to the VISION Trust, covering the following points:

     (a) The ARK Trust is a business trust validly existing under the laws of the Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as described in the ARK Trust's current Registration Statement on Form N-1A.

     (b) The ARK Trust is registered as an investment company under the 1940 Act. To such counsel's knowledge, no order has been issued or proceeding instituted to suspend such registration.

     (c) This Agreement has been duly authorized, executed and delivered by the ARK Trust on behalf of each Acquired ARK Fund and is a valid and binding obligation of the Acquired ARK Fund, enforceable against the Acquired ARK Fund in accordance with its terms, subject to the effect of bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium and other laws affecting the rights and remedies of creditors generally, and general principles of equity (regardless of whether considered in a proceeding in equity or at law.

     (d) Assuming that a consideration of not less than the net asset value of Acquired Fund Shares has been paid, and assuming that such shares were issued in accordance with the terms of each Acquired Fund's registration statement in effect at the time of such issuance, all issued and outstanding shares of the Acquired Fund are legally issued and fully paid and non-assessable, and no shareholder of an Acquired Fund has any preemptive rights with respect to the Acquired Fund's shares.

     (e) No consent, approval, authorization or order of any court or governmental authority of the United States or the Commonwealth of Massachusetts is required for consummation by an Acquired ARK Fund of the transactions contemplated herein, other than as may be required under the 1933 Act, the 1934 Act and the 1940 Act, which have been obtained, or under the securities or blue sky laws of the Commonwealth of Massachusetts, as to which we express no opinion.

     (f) The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the ARK Trust's Trust Instrument or By Laws, or breach or constitute a default under the express terms of any agreement or instrument set forth in a certificate of Thomas R. Rus, Secretary of ARK Trust, listing all agreements and instruments of the ARK Trust of which he has knowledge, or result in the acceleration of (or entitle any party to accelerate) the maturity of any obligation of the Acquired ARK Fund under any such agreement or instrument with respect to the express terms thereof, or result in a violation of any existing obligation of the Acquired ARK Fund under the express terms of any court order which, to the knowledge of such counsel without investigation, names the Acquired ARK Fund and is specifically directed to it or its property.

     In rendering the foregoing opinion, Kirkpatrick & Lockhart LLP may (1) rely, if necessary, as to matters governed by the laws of the State of Delaware, on an opinion of competent Delaware counsel, (2) make assumptions regarding the authenticity, genuineness, and/or conformity of documents and copies thereof without independent verification thereof, (3) limit such opinion to applicable federal and state law, (4) define "knowledge" and related terms to mean the knowledge of attorneys then with such counsel who have devoted substantive attention to matters directly related to this Agreement and the Reorganization and (5) assume the due authorization, execution and delivery of this Agreement to the VISION Trust, on behalf of each Acquiring Fund.

     6.5 Each Acquiring Fund shall have received on the Closing Date a copy, addressed to each Acquiring Fund, of the officers' certificate furnished by ARK Trust to Reed Smith LLP for the purpose of enabling Reed Smith LLP to deliver the tax opinion referred to in paragraph 8.5, which officers' certificate shall contain representations necessary to support tax opinions for each form of "Reorganizations," within the meaning of Section 368(a) of the Code, contemplated by this agreement.

7.    CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH ACQUIRED FUND.

     The obligations of each Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the corresponding Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

     7.1 All representations and warranties of each Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

     7.2 Each Acquiring Fund shall have delivered to the corresponding Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.

     7.3 Each Acquired Fund shall have received on the Closing Date an opinion of Reed Smith LLP, counsel to the VISION Trust, dated as of such Closing Date, in a form reasonably satisfactory to the Acquired Fund, covering the following points:

     (a) The VISION Trust is a statutory trust, validly existing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry on its business as described in the VISION Trust's current Registration Statement on Form N-1A.

     (b) The VISION Trust is registered as an open-end management investment company under the 1940 Act. To such counsel's knowledge, no order has been issued or proceeding instituted to suspend such registration.

     (c) This Agreement has been duly authorized, executed, and delivered by the VISION Trust on behalf of each Acquiring Fund and is a valid and binding obligation of the Acquiring Fund, enforceable against each Acquiring Fund in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, receivership, moratorium, and other laws affecting the rights and remedies of creditors generally, and general principles of equity regardless of whether considered in a proceeding in equity or at law.

     (d) Assuming that the Acquiring Fund Shares have been issued in accordance with the terms of this Agreement, Acquiring Fund Shares to be issued and delivered to each Acquired Fund on behalf of the Acquired Fund Shareholders, as provided by this Agreement, are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable, and no shareholder of an Acquiring Fund has any preemptive rights with respect to Acquiring Fund Shares.

     (e) The Registration Statement has been declared effective by the Commission and to such counsel's knowledge, no stop order under the 1933 Act pertaining thereto has been issued. No consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, other than as may be required under the 1933 Act, the 1934 Act and the 1940 Act, which have been obtained, or under the securities or blue sky laws of any state, as to which we express no opinion.

     (f) The execution and delivery of this Agreement did not, and the consummation of the transactions contemplated herein will not, violate the VISION Trust's Trust Instrument or By-Laws or breach or constitute a default under the express terms of any agreement or instrument known to such counsel, or result in the acceleration of (or entitle any party to accelerate) any obligation of the Acquiring Fund under any such agreement or instrument with respect to the express terms thereof, or result in a violation of any existing obligation of the Acquiring Fund under the express terms of one court order which, to the knowledge of such counsel, without investigation, names the Acquiring Fund and is specifically directed to it or its property.

     In rendering the foregoing opinion, Reed Smith LLP may (1) rely, if necessary, as to matters governed by the laws of the State of Delaware, on an opinion of competent Delaware counsel, (2) make assumptions regarding the authenticity, genuineness, and/or conformity of documents and copies thereof without independent verification thereof, (3) limit such opinion to applicable federal and state law, (4) define "knowledge" and related terms to mean the knowledge of attorneys then with such counsel who have devoted substantive attention to matters directly related to this Agreement and the Reorganization, and (5) assume the due authorization, execution and delivery of this Agreement by the ARK Trust on behalf of each Acquired ARK Fund.

     7.4. Each Acquired Fund shall have received on the Closing Date a copy, addressed to each Acquired Fund, of the officers' certificate furnished by VISION Trust to Reed Smith LLP for the purpose of enabling Reed Smith LLP to deliver the tax opinion referred to in paragraph 8.5, which officers' certificate shall contain representations necessary to support tax opinions for each form of "Reorganization," within the meaning of Section 368(a) of the Code, contemplated by this Agreement.

     7.5 VISION Trust (on behalf of and with respect to each Acquiring Fund) shall have entered into and approved by all necessary shareholder and board approval an advisory agreement, sub-advisory agreement, and other agreements or plans necessary for each Acquiring Fund's operation as a series of an open-end investment company. Each such agreement and plan shall have been approved by VISION Trust's trustees and, to the extent required by law (as interpreted by SEC staff positions), by such of those trustees who are not "interested persons" (as defined in the 1940 Act) thereof.

8.    FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH
      ACQUIRING FUND AND THE ACQUIRED FUND.

     If any of the conditions set forth below do not exist on or before the Closing Date with respect to each Acquired Fund or the corresponding Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.

     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of each Acquired Fund in accordance with the provisions of the Trust Instrument of the applicable Selling Trust.

     8.2 On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

     8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.

     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

     8.5 The parties shall have received an opinion of Reed Smith LLP substantially to the effect that for Federal income tax purposes with respect to each Acquired Fund:

     (a) The transfer of all of the Acquired Fund's assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund (followed by the distribution of Acquiring Fund Shares to the Acquired Fund Shareholders in dissolution and liquidation of the Acquired Fund) will constitute a "reorganization" within the meaning of Section 368(a) of the Code and the Acquiring Fund and Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

     (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for Acquiring Funds Shares, and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund.

     (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund Shareholders in exchange for such shareholders' shares of the Acquired Fund.

     (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for Acquiring Fund Shares in the Reorganization.

     (e) The aggregate tax basis for Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor by such shareholder. The holding period of Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided the Acquired Fund shares are held as capital assets at the time of the Reorganization.

     (f) The tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately before the Reorganization. The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

9.    TERMINATION OF AGREEMENT.

     9.1 This Agreement and the transactions contemplated hereby with respect to any Reorganization may be terminated and abandoned by resolution of the Board of Trustees of the VISION Trust or ARK Trust at any time prior to the Closing Date if circumstances should develop that, in the opinion of either of the parties' Board of Trustees, make proceeding with the Agreement with respect to such Reorganization inadvisable. Termination of this Agreement pursuant to this
Section 9.1 with respect to any one or more Reorganizations shall not affect the status under this Agreement of the Reorganizations not so terminated, except as follows: in those cases where more than one Acquired Fund is a party to a Reorganization, that Reorganization will not be consummated unless each Acquired Fund approves such Reorganization.

      9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the trustees, officers or shareholders of the VISION Trust or ARK Trust, in respect of this Agreement.

10.   WAIVER.

     At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Trustees of the VISION Trust or ARK Trust, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of an Acquiring Fund or of an Acquired Fund, as the case may be.

11.   MISCELLANEOUS.

     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.

     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements, and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.

     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the State of Delaware, without giving effect to principles of conflict of laws.

     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered shall be deemed to be an original.

     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     11.6 It is expressly agreed that the obligations of each Acquiring Fund and each Acquired VISION Fund hereunder shall not be binding upon any of the VISION Trust Trustees, shareholders, nominees, officers, agents, or employees of the VISION Trust personally, but shall bind only the trust property of the Acquiring Fund or the Acquired VISION Fund, as the case may be, as provided in the Trust Instrument of the VISION Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the VISION Trust on behalf of each Acquiring Fund and each Acquired VISION Fund and signed by authorized officers of the VISION Trust acting as such. Neither the authorization by such Trustees nor the execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of each Acquiring Fund, or each Acquired VISION Fund as the case may be, as provided in the VISION Trust's Trust Instrument.

     11.7 It is expressly agreed that the obligations of each ARK Selling Fund hereunder shall not be binding upon any of the ARK Trust's Trustees, shareholders, nominees, officers, agents, or employees of the ARK Trust personally, but shall bind only the trust property of the Acquired Fund, as provided in the Trust Instrument of the ARK Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the ARK Trust on behalf of each Acquired Fund and signed by authorized officers of the ARK Trust, acting as such. Neither the authorization by such Trustees nor the execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of each Acquired Fund as provided in the ARK Trust's Trust Instrument.

     11.8 The obligations of any Acquired Fund and any Acquiring Fund hereunder shall be enforceable against the assets held with respect to such Acquired Fund or Acquiring Fund only, and not against any other series of the ARK Trust or the VISION Trust, as the case may be, or against the ARK Trust or the VISION Trust generally. ARK Trust, acting on behalf of each Acquired Fund, is in no way responsible for the obligations of, or the representations and warranties made by the VISION Trust in this Agreement, acting on behalf of each Acquired VISION Fund, and vice versa.


     IN WITNESS WHEREOF, each of the Acquired Funds and the Acquiring Funds, and with respect to Sections 4.1(o) and 4.2(m) hereof, M&T Asset Management, a Department of Manufacturers and Traders Trust Company, has caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                                    Acquired ARK Funds:

                                    ARK FUNDS
                                    on behalf of its Portfolios,
                                    THE ACQUIRED ARK FUNDS
Attest:

      /s/Thomas R. Rus              By:   /s/Michele Dalton
      Secretary
                                    Name: Michele Dalton

                                    Title:      Vice President

                                    Acquiring Funds and Acquired VISION
Funds:
                                    VISION GROUP OF FUNDS
                                    on behalf of its Portfolios,
                                    THE ACQUIRING FUNDS AND
                                    THE ACQUIRED VISION FUNDS
Attest:

      /s/C. Grant Anderson          By:   /s/Beth S. Broderick
             Secretary
                                    Name: Beth S. Broderick

                                    Title:      Vice President

                                    M&T ASSET MANAGEMENT,
                                    A DEPARTMENT OF MANUFACTURERS
                                    AND TRADERS TRUST COMPANY,
                                    with respect to the Agreement
described in
                                    Sections 4.1 (o) and 4.2 (m) of the
Agreement
Attest:

      /s/Thomas R. Rus              By:   /s/William F. Dwyer
      Assistant Secretary
                                    Name: William F. Dwyer

                                    Title:      Senior Vice
President/Chief Investment Officer

ANNEX A TO THE AGREEMENT AND PLAN OF REORGANIZATION

SUMMARY OF THE REORGANIZATIONS
                   (shareholders of each Acquired Fund
                   will receive shares of the class of
                   the operating Acquiring Fund or
                   "shell" Acquiring Fund [shell
                   Acquiring Funds are identified by
                   an asterisk] opposite their class)

I. FIRST CLOSING - EACH A "(C)" REORGANIZATION OF ONE OR MORE ARK
PORTFOLIOS
   INTO A VISION OPERATING FUND

   Acquired Fund                               Acquiring Fund
   1. ARK International Equity Portfolio       VISION International Equity Fund
        -Class A Shares                          -Class A Shares
        -Institutional Shares                    -Institutional Shares
      ARK Emerging Markets Equity              VISION International Equity Fund
   Portfolio
        -Class A Shares                          -Class A Shares

   2. ARK U.S. Government Bond                 VISION U.S. Government Bond Fund
      Portfolio                                (formerly VISION U.S. Government
                                               Securities Fund)
        -Class A Shares                          -Class A Shares
        -Institutional Shares                    -Institutional I Shares

   3. ARK Short-Term Treasury                  VISION Short Duration Government
      Portfolio                                Bond Fund (formerly VISION
                                               Institutional Limited Duration
                                               U.S. Government Fund)
        -Class A Shares                          -Class A Shares
        -Institutional Shares                    -Institutional Shares

   4. ARK Money Market Portfolio               VISION Money Market Fund
        -Class A Shares                          -Class A Shares
        -Class B Shares                          -Class B Shares
        -Institutional Shares                    -Institutional I Shares
        -Institutional II Shares                 -Institutional II Shares
      ARK Prime Cash Management Portfolio      VISION Money Market Fund
        -Corporate Class                         -Institutional I Shares
        -Corporate II Class                      -Institutional II Shares
        -Corporate III Class                     -Institutional II Shares


   5. ARK U.S. Treasury Money Market           VISION U.S. Treasury Money Market
      Portfolio                                Fund (formerly VISION Treasury
                                               Money Market Fund)
        -Class A Shares                          -Class A Shares
        -Institutional Shares                    -Institutional I Shares
        -Institutional II Shares                 -Institutional II Shares
      ARK U.S. Treasury Cash Management        VISION U.S. Treasury Money Market
      Portfolio                                Fund (formerly VISION Treasury
                                               Money Market Fund)
        - Corporate II Class                     -Institutional II Shares
        - Corporate III Class                    -Institutional II Shares

II.  FIRST CLOSING - EACH A "(F)" REORGANIZATION OF AN ARK PORTFOLIO INTO
A
   VISION "SHELL" FUND, FOLLOWED BY A "(C)" REORGANIZATION

   Acquired Fund                               Acquiring Fund
   6. ARK Value Equity Portfolio+              VISION Large Cap Stock Fund*
        -Class A Shares                          -Class A Shares
        -Class B Shares                          -Class B Shares
        -Institutional Shares                    -Institutional I Shares
      ARK Blue Chip Equity Portfolio           VISION Large Cap Stock Fund
        -Class A Shares                          -Class A Shares
        -Class B Shares                          -Class B Shares
        -Institutional Shares                    -Institutional I Shares
      VISION Large Cap Core Fund               VISION Large Cap Stock Fund
        -Class A Shares                          -Class A Shares
        -Class B Shares                          -Class B Shares

   7. ARK Pennsylvania Tax-Free Portfolio+     VISION Pennsylvania Municipal
                                               Bond Fund*
        -Class A Shares                          -Class A Shares
        -Class B Shares                          -Class B Shares
        -Institutional Shares                    -Institutional I Shares
      VISION Pennsylvania Municipal Income     VISION Pennsylvania Municipal
      Fund                                     Bond
                                               Fund
        -Class A Shares                          -Class A Shares


   8. ARK U.S. Government Money Market         VISION U.S. Government Money
      Portfolio+                               Market
                                               Fund*
        -Class A Shares                          -Class A Shares
        -Institutional Shares                    -Institutional I Shares
        -Institutional II Shares                 -Institutional II Shares
      ARK U.S. Government Cash                 VISION U.S. Government Money
      Management Portfolio                     Market
                                               Fund
        -Corporate II Shares                     -Institutional II Shares
        -Corporate III Shares                    -Institutional II Shares

   9. ARK Tax-Free Money Market Portfolio+    VISION Tax-Free Money Market Fund*
        -Class A Shares                          -Class A Shares
        -Institutional Shares                    -Institutional I Shares
      ARK Tax-Free Cash Management             VISION Tax-Free Money Market
      Portfolio                                Fund
        -Corporate III Shares                    -Institutional II Shares

   10.  ARK Social Issues Small-Cap Equity     VISION Social Balanced
      Portfolio                                Fund*
        -Institutional Shares                    -Institutional I Shares
      ARK Social Issues Capital Growth         VISION Social Balanced
      Portfolio                                Fund
        -Institutional Shares                    -Institutional I Shares
      ARK Social Issues Blue Chip Equity       VISION Social Balanced Fund
   Portfolio
        -Institutional Shares                    -Institutional I Shares
      ARK Social Issues Intermediate           VISION Social Balanced
   Fixed Income                                Fund
      Portfolio+
        -Institutional Shares                    -Institutional I Shares


   11.  ARK Intermediate Fixed Income         VISION Intermediate-Term Bond
      Portfolio+                               Fund*
        -Institutional Shares                    -Institutional I Shares
      VISION Intermediate-Term Bond Fund      VISION Intermediate-Term Bond Fund
        -Class A Shares                          -Class A Shares

   +This Acquired Fund's Reorganization with the Acquiring Fund will occur immediately prior to other
     Reorganization(s) with such Acquiring Fund.


III. SECOND CLOSING - EACH A "(F)" REORGANIZATION OF AN ARK PORTFOLIO INTO
A
   VISION "SHELL"

   Acquired Fund                               Acquiring Fund
   12.  ARK Equity Index Portfolio             VISION Equity Index Fund*
        -Class A Shares                          -Class A Shares
        -Institutional Shares                    -Institutional I Shares

   13.  ARK Equity Income Portfolio            VISION Equity Income Fund*
        -Class A Shares                          -Class A Shares
        -Institutional Shares                    -Institutional I Shares

   14.  ARK Mid-Cap Equity Portfolio           VISION Mid Cap Growth Fund*
        -Class A Shares                          -Class A Shares
        -Institutional Shares                    -Institutional I Shares

   15.  ARK Small-Cap Portfolio                VISION Small Cap Growth Fund*
        -Class A Shares                          -Class A Shares
        -Class B Shares                          -Class B Shares
        -Class C Shares                          -Class C Shares
        -Institutional Shares                    -Institutional I Shares

   16.  ARK Capital Growth Portfolio           VISION Multi Cap Growth Fund*
        -Class A Shares                          -Class A Shares
        -Class B Shares                          -Class B Shares
        -Institutional Shares                    -Institutional I Shares

   17.  ARK Balanced Portfolio                 VISION Balanced Fund*
        -Class A Shares                          -Class A Shares
        -Class B Shares                          -Class B Shares
        -Institutional Shares                    -Institutional I Shares

   18.  ARK Income Portfolio                   VISION Income Fund*
        -Class A Shares                          -Class A Shares
        -Class B Shares                          -Class B Shares
        -Institutional Shares                    -Institutional I Shares

   19.  ARK Short-Term Bond Portfolio          VISION Short-Term Corporate Bond
                                               Fund*
        -Institutional Shares                    -Institutional I Shares


   20.  ARK Maryland Tax-Free Portfolio        VISION Maryland Municipal Bond
                                               Fund*
        -Class A Shares                          -Class A Shares
        -Class B Shares                          -Class B Shares
        -Institutional Shares                    -Institutional I Shares

   21.  ARK Pennsylvania Tax-Free Money        VISION Pennsylvania Tax-Free
      Market Portfolio                         Money
                                               Market Fund*
        -Class A Shares                          -Class A Shares
        -Institutional Shares                    -Institutional I Shares
        -Institutional II Shares                 -Institutional II Shares